[Form of Tax Opinion]

______________, 2008

2015 Moderate Fund 1299 Ocean Avenue, Suite 700 Santa Monica, California 90401	2035 Moderate Fund 1299 Ocean Avenue, Suite 700 Santa Monica, California 90401
2010 Moderate Fund 1299 Ocean Avenue, Suite 700 Santa Monica, California 90401	2010 Aggressive Fund 1299 Ocean Avenue, Suite 700 Santa Monica, California 90401
2045 Moderate Fund 1299 Ocean Avenue, Suite 700 Santa Monica, California 90401	2010 Conservative Fund 1299 Ocean Avenue, Suite 700 Santa Monica, California 90401

Re:	Reorganizations of 2010 Aggressive Fund, 2010 Moderate Fund, 2010 Conservative Fund and 2045 Moderate Fund into 2015 Moderate Fund and 2035 Moderate Fund

Ladies and Gentlemen:

You have requested our opinion regarding certain U.S. federal income tax consequences of the reorganizations (each, a “Reorganization” and collectively, the “Reorganizations”) by and between 2010 Aggressive Fund, 2010 Moderate Fund, 2010 Conservative Fund and 2045 Moderate Fund (each, an “Acquired Fund” and collectively, the “Acquired Funds”), each a series of Wilshire Variable Insurance Trust, a Delaware statutory trust (the “Trust”), and 2015 Moderate Fund and 2035 Moderate Fund, each also a series of the Trust (each, an “Acquiring Fund” and collectively, the “Acquiring Funds).  The Acquired Funds and Acquiring Funds are each referred to herein as a “Fund.”

The Reorganizations contemplate the transfer of all of the assets of each Acquired Fund to its corresponding Acquiring Fund (as set forth in Schedule A attached hereto) solely in exchange for voting shares of beneficial interest, no par value per share, of the corresponding Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the corresponding Acquiring Fund of all the liabilities of the Acquired Fund.  Thereafter, each Acquired Fund will distribute pro rata to its shareholders of record all of the Acquiring Fund Shares so received in complete liquidation of the Acquired Fund and the Acquired Fund will be dissolved under state law.  The foregoing will be accomplished pursuant to an Agreement and Plan of Reorganization, dated as of _________, 2008, entered into by the Trust, on behalf of the Acquired Funds and the Acquiring Funds, and Wilshire Associates Incorporated (the “Plan”).

______________, 2008

In rendering this opinion, we have examined the Plan and have reviewed and relied upon representations made to us by duly authorized officers of the Trust, on behalf of the Acquired Funds and the Acquiring Funds, in letters dated _____________, 2008.  We have also examined such other agreements, documents and corporate records that have been made available to us and such other materials as we have deemed relevant for purposes of this opinion.  In such review and examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

Our opinion is based, in part, on the assumption that each Reorganization described herein will occur in accordance with the terms of the Plan and the facts and representations set forth or referred to in this opinion letter, and that such facts and representations are accurate as of the date hereof and will be accurate on the effective date and at the time of the Reorganization (the “Effective Time”).  You have not requested that we undertake, and we have not undertaken, any independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

For the purposes indicated above, and based upon the facts, assumptions and representations set forth or referred to herein, it is our opinion, with respect to each Reorganization, that for U.S. federal income tax purposes:

1. The transfer by the Acquired Fund of all of its assets to its corresponding Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the corresponding Acquiring Fund of all the liabilities of the Acquired Fund, followed by the pro rata distribution of all the Acquiring Fund Shares so received by the Acquired Fund to the Acquired Fund shareholders of record in complete liquidation of the Acquired Fund and the dissolution of the Acquired Fund as soon as practicable thereafter, will constitute a “reorganization” within the meaning of section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Acquiring Fund and the Acquired Fund will each be “a party to a reorganization,” within the meaning of section 368(b) of the Code, with respect to the Reorganization.

2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of all of the assets of its corresponding Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the corresponding Acquired Fund.  (Section 1032(a) of the Code).

______________, 2008

3. No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to its corresponding Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the corresponding Acquiring Fund of all the liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to the Acquired Fund shareholders solely in exchange for such shareholders’ shares of the Acquired Fund in complete liquidation of the Acquired Fund.  (Sections 361(a) and (c) and 357(a) of the Code).

4. No gain or loss will be recognized by the Acquired Fund’s shareholders upon the exchange, pursuant to the Reorganization, of all of their shares of the Acquired Fund solely for the Acquiring Fund Shares.  (Section 354(a) of the Code).

5. The aggregate tax basis of the Acquiring Fund Shares received by each Acquired Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor by such shareholder.  (Section 358(a)(1) of the Code).

6. The holding period of the Acquiring Fund Shares received by each Acquired Fund shareholder in the Reorganization will include the period during which the shares of the Acquired Fund exchanged therefor were held by such shareholder, provided such Acquired Fund shares were held as capital assets at the Effective Time of the Reorganization.  (Section 1223(1) of the Code).

7. The tax basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately before the Effective Time of the Reorganization.  (Section 362(b) of the Code).

8. The holding period of the assets of the Acquired Fund received by the Acquiring Fund will include the period during which such assets were held by the Acquired Fund.  (Section 1223(2) of the Code).

FACTS

Our opinion is based upon the facts, representations and assumptions set forth above and the following facts and assumptions, any alteration of which could adversely affect our conclusions.

The Acquiring Funds and the Acquired Funds are each a separate series of the Trust and are each treated as a separate corporation for federal income tax purposes pursuant to section 851(g) of the Code.  The Trust has been registered and operated, since it commenced operations, as an open-end management investment company under the Investment Company Act of 1940, as amended.  The Acquiring Funds and the Acquired Funds have each elected to be taxed as a regulated investment company under section 851 of the Code for all their taxable years, including without limitation the taxable year in which the Reorganizations occur, and have qualified and will qualify for the tax treatment afforded regulated investment companies under the Code for each of their taxable years, including without limitation the taxable year in which the Reorganizations occur.

______________, 2008

Upon satisfaction of certain terms and conditions set forth in the Plan on or before the Effective Time, each Acquiring Fund will acquire all of the assets of its corresponding Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the corresponding Acquired Fund.  Thereafter, each Acquired Fund will distribute pro rata to its shareholders of record all of the Acquiring Fund Shares so received in complete liquidation of the Acquired Fund and the Acquired Fund will be dissolved under state law.  The assets of each Acquired Fund to be acquired by its corresponding Acquiring Fund consist of all property, including, without limitation, all cash, securities, commodities, interests in futures, and dividends or interest receivables, owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund as of the closing date of the Reorganization.

In approving each Reorganization, the Board of Trustees of the Trust determined that, with respect to each Fund participating in the Reorganization, the Plan and the transactions contemplated thereunder are in the best interests of the Fund and that the interests of the shareholders of the Fund will not be diluted as a result of the Reorganization.

CONCLUSION

Based on the foregoing, it is our opinion that the transfer of all of the assets of each Acquired Fund, pursuant to the Plan, to its corresponding Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the corresponding Acquiring Fund of all the liabilities of the Acquired Fund followed by the complete liquidation and dissolution of the Acquired Fund as soon as practicable thereafter will each qualify as a reorganization under section 368(a)(1) of the Code.

The opinions set forth above with respect to (i) the nonrecognition of gain or loss to each Acquired Fund and each Acquiring Fund, (ii) the basis and holding period of the assets received by each Acquiring Fund, (iii) the nonrecognition of gain or loss to each Acquired Fund’s shareholders upon the receipt of the Acquiring Fund Shares and (iv) the basis and holding period of the Acquiring Fund Shares received by each Acquired Fund’s shareholders follow as a matter of law from the opinion that the transfers under the Plan will each qualify as a reorganization under section 368(a)(1) of the Code.

______________, 2008

The opinions expressed in this letter are based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof.  We have also considered the positions of the Internal Revenue Service (the “Service”) reflected in published and private rulings.  Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein.   We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter or to notify you of any changes to such facts or law.

Our opinion is limited to those U.S. federal income tax issues specifically considered herein, is addressed to and is only for the benefit of the Funds, and may not be relied upon or cited by any other person or entity.  We do not express any opinion as to any other federal tax issues, or any state, local or foreign tax law issues, arising from or related to the transactions contemplated by the Plan.  Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganizations on the Acquiring Funds, the Acquired Funds or any Acquired Fund shareholder with respect to any asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes as of the end of a taxable year under a mark-to-market system of accounting.  Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

Very truly yours,

FEDERAL TAX NOTICE:  Treasury Regulations require us to inform you that any federal tax advice contained herein is not intended or written to be used, and cannot be used by any person or entity, for the purpose of avoiding penalties that may be imposed by the Internal Revenue Service.  In addition, we do not impose upon any person or entity to whom this is addressed any limitation on the disclosure of the tax treatment or tax structure of any transaction discussed herein.

SCHEDULE A

Acquired Fund	Acquiring Fund
2010 Aggressive Fund, 2010 Moderate Fund and 2010 Conservative Fund	2015 Moderate Fund
2045 Moderate Fund	2035 Moderate Fund